PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Petition filed with BC Supreme Court

Vancouver BC,  April 4, 2013:  The Company is pleased to announce that John J.L. Hunter, Q.C. of Hunter Litigation Chambers Law Corporation has filed a petition with the Supreme Court of British Columbia on behalf of Pacific Booker Minerals Inc. to set aside the decision in late September 2012 of the Minister of the Environment and the Minister of Energy, Mines, and Natural Gas to deny Pacific Booker Mineral Inc.’s application for an Environmental Assessment Certificate pursuant to the Environmental Assessment Act, SBC 2002, c 43 in connection with the Company’s proposal to construct and operate an open pit copper/gold mine (the Morrison Copper/Gold Project) near Morrison Lake in north-central British Columbia.

The petition is seeking the following relief:  a.)  an order in the nature of certiorari quashing and setting aside the decision made in late September 2012 of the Minister of the Environment and the Minister of Energy, Mines, and Natural Gas to deny Pacific Booker’s application for an Environmental Assessment Certificate in connection with the Company’s proposal to construct and operate an open pit copper/gold mine near Morrison Lake in north-central British Columbia; b.)  an order remitting the Company’s application for a Certificate to the Ministers for reconsideration with directions from the Court; c.)  costs; and d.)  such further and other relief as this Court considers just and appropriate.

A copy of the petition as filed with the court is available on the Company’s website on the reports page.  The link to the document is:

http://www.pacificbooker.com/pdf/Petition%20for%20Judicial%20Review%20filed%20April%203,%202013.pdf

Please copy and paste this link into your internet browser if you experience any difficulties with it.

If you would like to be added to our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml